UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Submission of Matters to a Vote of Shareholders.

I-Mab (the “Company”) held its extraordinary general meeting of shareholders (the “EGM”) on October 24, 2025 at 10:00 a.m. Eastern Time at the offices of Kirkland & Ellis LLP, the Company’s U.S. legal counsel, located at 1301 Pennsylvania Avenue, N.W., Washington, DC 20004, USA.

Holders of 90,174,250 shares of the Registrant, consisting of 12,063,032 Ordinary Shares and 78,111,218 Ordinary Shares represented by American depositary shares (“ADSs”), were present in person or by proxy at the meeting, representing approximately 34% of the total 265,111,923 shares outstanding, such shares outstanding consisting of 26,002,474 Ordinary Shares and 239,109,449 Ordinary Shares represented by ADSs, as of the record date of September 12, 2025, and therefore constituting a quorum under the Company’s sixth amended and restated memorandum and articles of association present in person or by proxy and entitled to vote at the EGM. The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

1. Approval of the Change of the Company’s Name Proposal

The shareholders approved as a special resolution the change of the English name of the Company from “I-Mab” to “NovaBridge Biosciences”, and the change of the dual foreign name of the Company from “天境生物” to “新桥生物”, effective as of the date of the certificate of incorporation on change of name issued by the Registrar of Companies in the Caymen Islands (the “Change of Name”).

For	Against	Abstain
90,149,771	23,025	1,454

2. Approval of the Seventh Amended and Restated Memorandum and Articles of Association Proposal

The shareholders approved as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association, a copy of which is attached hereto as Exhibit 3.1, effective as of the date of the Change of Name.

For	Against	Abstain
90,142,346	26,583	5,321

EXHIBIT INDEX

Exhibit No.	Description

3.1	Seventh Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: October 24, 2025